PACIFIC MERCANTILE BANCORP

949 South Coast Drive, Suite 300

Costa Mesa, California 92626

(714) 438-2525

November 13, 2009

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:	David Irving, Reviewing Accountant
Mail Stop 4720

Re:	Pacific Mercantile Bancorp (File No. 0-30777):
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended June 30, 2009

Ladies and Gentlemen:

Set forth in the attachment to this letter are the detailed responses of Pacific Mercantile Bancorp to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in its letter to us dated October 14, 2009 (the “Comment Letter”). According to that letter, the comments relate to the Company’s Quarterly Report Form 10-Q for the period ended June 30, 2009 filed with the Commission under the Securities Exchange Act of 1934, as amended. For ease of review, we have set forth, in the attachment, each of the Staff’s comments and our responses thereto, in the same chronological order as the comments were set forth in the Comment Letter.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (714) 438-2525.

Sincerely,

/s/ NANCY A. GRAY
Nancy A. Gray, Senior Executive Vice President and Chief Financial Officer

cc:	William J. Schroeder

RESPONSES OF PACIFIC MERCANTILE BANCORP (File No. 0-30777)

TO THE COMMENT LETTER, DATED AUGUST 28, 2009, FROM THE STAFF OF THE

SECURITIES AND EXCHANGE COMMISSION RELATING TO THE PACIFIC MERCANTILE BANCORP QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934

Form 10-Q for the Period Ended June 30. 2009

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, Recent Accounting Pronouncements, Commitments and Contingencies

Recent Accounting Pronouncements, Page 7

1.	STAFF COMMENT. We note your response to comment 2 in our letter dated August 28, 2009. Please tell us the nature of the reconciling adjustment for other than temporary impairment of securities and how it is appropriately included as a reconciling adjustment to cash flows from investing activities.

Response.

The other-than-temporary impairment related to securities actually represented an adjustment to retained earnings as a result of the adoption of Accounting Standard Codification (“ASC”) 320-10 on April 1, 2009 As a result, the “Other than temporary impairment of securities” line item should have been eliminated from the investing activities portion of the Statement, and a positive adjustment of $878,000 should have been made to the “Maturities of and principal payments received for securities available for sale and other stock” line item in the same section of the Statement. Therefore, there was not an impact on the net cash flows from investing activities.

This aforementioned treatment was properly reflected in our September 30, 2009 10-Q.

2.	STAFF COMMENT. We note your response to comment 3 in our letter dated August 28, 2009. Further, we note the significant unrealized losses related to your asset backed securities at June 30, 2009. We have the following comments:

•

Please provide us a full detailed analysis of these securities’ impairment as of June 30, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you reply to support a realizable value equal to or greater than the carrying value of the investment; and

•

Please provide us, and consider disclosing in all future filings, a table detailing the following information for your preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in ssuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future deferrals and defaults.

Response:

At June 30, 2009, the asset backed security is represented by the single security PRETSL #28, CUSIP 74042CAE8. At June 30, 2009, the market price for this security was 56.50% of par with a market value of $1,669,497. There were no observable transactions of this security from which to obtain a fair value. As a result, the market value was determined by means of an analysis of expected future cash flows derived from Moody’s Analytics, with additional analysis performed by us and a third party vendor to determine the amount recorded as other comprehensive income and other than temporary impairment.

Moody’s Analytics approach to determining fair value involves the following analysis:

•	The credit quality is estimated using risk-neutral probability of default values for each industry. That is, banks and insurance companies are evaluated separately.

•	Asset defaults are then generated, taking account of both the probability of default of the asset and an assumed level of correlation among assets.

•	A higher level of correlation is assumed among assets from the same industry (banks with other banks) than among those from different industries.

•	The loss rate on all defaults was assumed to be 95% (i.e. a 5% recovery).

•	The cash flows were forecast for the underlying collateral and applied to each CDO tranche to determine the resulting distribution among the securities.

•	The calculations were modeled using a Monte Carlo simulation.

•	The expected cash flows for each scenario were discounted at the risk free rate, plus 200 basis points (for illiquidity), to calculate the present value of the security.

•	The average price was used for valuation purposes.

We followed a two step analytical process to determine other than temporary impairment at June 30, 2009.

The first step in this process consisted of an analysis of how much credit support was remaining in the class B structure. At June 30, 2009, an additional $25.5 million in immediate deferrals/defaults would have had to occur for there to have been a “Temporary Interest Shortfall” and $107 million in deferral/defaults for there to have been a “Break in Yield” that would have resulted in our not receiving all contracted cash flows (principal and interest). This analysis, which was performed for us by a third party vendor, was based on the following assumptions:

•	Constant default rate of 3.3% over the life of the security;

•	Prepayments of 1% annually until maturity;

•	Cash flows projected to maturity with no successful auction;

•	Recovery of 15% after two years on all new deferrals/defaults;

•	A 0% recovery on all current defaults and defaults followings all current deferrals with a 15% recovery; and

•	Interest rates based on forward rate curve at June 30, 2009.

The second step of the analytical process focused on the creditworthiness of the underlying issuers and assessed the potential amount of deferrals/defaults within the foreseeable future and then making a comparison against the existing credit support. We identified approximately $33.5 million in potential defaults and deferrals in the underlying issuers, which could impact credit quality. The $8 million difference between our identified potential defaults and the “Temporary Interest Shortfall” hurdle of $25.5 million represents approximately 2.5% of total performing collateral of $324,230,000. This percentage was then applied to the June 30, 2009 principal balance of our security ($2,954,862), which resulted in an impairment of $73,871.56. Book value at June 30, 2009 was $2,748,796.

After we identified the $33.5 million of potential defaults and deferrals, we reviewed the following factors for each financial institution included in the pool:

•	Fitch and or any rating agency score;

•	The TARP participation of the financial institution; and

•	The most recently available financials including capital ratios and NPA/reserve information.

At June 30, 2009, we had a single preferred security. Set forth below are the disclosures we intend to make with respect to this security in future filings (assuming no change in facts or circumstances):

The Company has one asset backed security in its investment securities available for sale portfolio. That security is a multi-class, cash flow collateralized bond obligation backed by a pool of trust preferred securities that were issued by a diversified pool of 56 issuers consisting of 45 U.S. depository institutions and 11 insurance companies at the time of issuance in November 2007. The amount of the pool of trust preferred securities, as of the issue date, was $363 million. The security that the Company owns is the mezzanine class B participation that floats with 3 month Libor, plus 60 basis points, and had a rating of Aa2/AA by Moody’s and Fitch at the time of issuance. The Company purchased a $3.0 million face value participation at 95.21% of par, resulting in a purchase price of $2,856,420.

As of June 30, 2009, the book value of this security was $2.7 million, with a fair value of $1.7 million, for an approximate loss of $1 million which includes the realized loss or $73,000 recorded as other than temporary impairment. Currently, the security has a Caa1 rating from Moody’s and BB rating from Fitch and, through June 30, 2009, had experienced $15 million in defaults (4% of total current collateral) and $22.5 million in deferrals (6% of total current collateral). The Company estimates that potential deferrals and defaults would have to total an additional $25.5 million, or approximately 8% of performing collateral, before there would be a temporary interest shortfall and $107 million in deferrals and defaults before the Company would sustain a shortfall in its contractual cash flows from this security.

Our analysis assumed future default rates of 3.3%, prepayment rates of 1% until maturity, and recoveries of 15% of future defaults. We have not recognized any additional impairment to this asset back security in the six months ended June 30, 2009.

3.	STAFF COMMENT. Please provide us your calculation of the present value of cash flows expected to be collected from the asset backed securities. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•	Discount rate: tell us the discount rate used and how you determined it;

•	Deferrals and defaults:

a.	Tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security;

b.	Tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter;

c.	Tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date;

d.	Tell us how you treat deferrals (e.g.- do you treat deferrals the same as defaults); and

e.	Tell us about your recovery rate.

Response:

The Company has one asset backed security. With the assistance of a third party vendor, we calculated the present value, at June 30, 2009, of the cash flows expected to be collected from that security to be $2,816,067, versus a book value of $2,748,796. It is our understanding that whenever the present value of cash flows from the security exceeds the book value of the security, there ordinarily would be no impairment. However, we recognize that Moody’s dropped its rating of the security to Caa1 on or about April 1 of 2009 and, therefore, we performed an analysis to determine the credit portion to be included in other than temporary impairment upon the adoption of ASC 320-10.

In calculating the present value of the cash flows expected from this security, we assumed:

•	Deferrals would be treated the same as defaults;

•	Defaults would be 3% in each of 2009 and 2010, 2.5% in 2011, 2% in 2012, 1% in 2013 and 0.25% annually thereafter;

•	There would be a 15% recovery of defaults with a two year lag time; and

•	Prepayments of 1% annually.

The discount rate we used, with the assistance of a third party vendor, to determine present value was arrived at by using the discount margin at the time of purchase and adding it to the appropriate 3-month LIBOR forward rate obtained from the forward LIBOR curve as of June 30, 2009. The discount margin used was 0.95%.

Historically, defaults and deferrals have been as follows for our asset backed security:

Quarter Ending	Defaults	Deferrals	% Total of Current Collateral
June 30, 2008	$5,000,000	$0	1.4%
September 30, 2008	$5,000,000	$0	1.4%
December 31, 2008	$0	$5,000,000	1.4%
March 31, 2009	$0	$7,500,000	2.1%
June 30, 2009	$5,000,000	$10,000,000	4.2%

Total	$15,000,000	$22,500,000	10.5%

We believe that defaults and deferrals spiked in the second quarter of calendar 2009 and that future defaults and deferrals will be more in line with the projected defaults and deferrals used in the above projections. We base this conclusion on the most recent financials, TARP participation, and Fitch ratings of the remaining underlying issuers.

Acknowledgement

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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